

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Giovanni Caforio, M.D.
Chief Executive Officer and Director
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016

  Re: Bristol-Myers Squibb Company
    Registration Statement on Form S-4
    Filed May 20, 2020
    File No. 333-238533

Dear Mr. Caforio:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Abby Adams at (202) 551-6902 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences